SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT TO THE MARKET

Banco Bradesco S.A., Banco Itaú Holding Financeira S.A. and Unibanco – União de Bancos Brasileiros S.A. (“Banks”) inform the market, as Serasa S.A.’s (“SERASA”) shareholders, that due to the receipt of a proposal for the acquisition of a controlling interest in SERASA, they have decided to temporarily suspend the process pursuant to which SERASA would became a publicly traded company, which was initiated through the filing with the Brazilian Securities Commission (CVM) on March 5th, 2007, of a request that contemplated both the registration of SERASA as publicly traded company and the secondary public offering of common stocks.

The transaction price and all other conditions for the implementation of the transfer of the control of SERASA will depend on the outcome of Due Diligence, and on negotiations and execution of the relevant agreements, as well as authorization from competent authorities.

The Banks will inform the market, in due course, of any material information relating to the abovementioned transaction.

São Paulo, March 20th, 2007.

     Banco Bradesco S.A.
Milton Almicar Silva Vargas
Investor Relations Officer

Banco Itaú Holding Financeira S.A.
Alfredo Egydio Setubal
Investor Relations Officer

Unibanco – União de Bancos Brasileiros S.A.
Osias Santana de Brito
Investor Relations Officer

Please note that this is an English version of the announcement to the market. The original version is in Portuguese. If there is any discrepancy between such versions, the Portuguese version shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 20, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.